UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 19, 2025, Erayak Power Solution Group Inc (the “Company”), a Cayman Islands exempted company, consummated a share subscription (the “Share Subscription”) with Erayak International Limited, a British Virgin Islands company. Under the terms of the Share Subscription, the Erayak International Limited purchased 8,000,000 Class B ordinary shares from the Company at a consideration of $0.055 per share, which is the closing pricing on August 18, 2025. A copy of the Share Subscription letter is attached hereto as Exhibit 10.1.

Erayak International Limited now controls 9,000,000 Class B ordinary shares of the Company, representing approximately 46.4% of the total issued and outstanding ordinary shares. Erayak International Limited holds no additional shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: August 22, 2025	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Share Subscription Letter, dated August 22, 2025

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